CATHETER PRECISION, INC.

1670 Highway 160 West

Suite 205

Fort Mill, SC  29708

August 28, 2024

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:  Benjamin Richie

Re:	Catheter Precision, Inc.
Registration Statement on Form S-1 File No. 333-279930

Acceleration Request Requested Date: August 29, 2024 Requested Time: 5:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Catheter Precision, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l, as amended (File No. 333-279930) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Company hereby authorizes Joe Alley of Arnall Golden Gregory LLP, counsel for the Company, to make such request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to Joe Alley of Arnall Golden Gregory LLP at (404) 873-8688 or via email at joe.alley@agg.com.

Please direct any questions or comments regarding this acceleration request to Joe Alley at (404) 873-8688.

Sincerely,

Catheter Precision, Inc.

By:	/s/ Margrit Thomassen
Margrit Thomassen, Interim Chief Financial Officer